Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

PacWest Bancorp:

We consent to the use of our report dated March 1, 2013 with respect to the consolidated balance sheets of PacWest Bancorp as of December 31, 2012 and 2011, and the related consolidated statements of earnings (loss), comprehensive income (loss), changes in stockholders’ equity, and cash flows in each of the years in the three year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the joint proxy statement/prospectus.

/s/ KPMG LLP

Los Angeles, California

September 12, 2013